Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. 33 (0)1 42 91 75 00
Fax 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

82-3336

SUPPL

02 SEP 20 AM 9:03

02076250

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
September 6th 2002

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

Please find hereby the last information given to our shareholders :

Press Information :

- September 4th 2002
- September 5th 2002

Sincelery yours.

Finance Department Manager

F. Moreau

F. MOREAU

dlw 9/23

Personal copy : Miss Sandra FOLSON

Ciments Français
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

CIMENTS FRANÇAIS: 1st HALF 2002
SLIGHT INCREASE OF NET INCOME

Paris, 4 September 2002 – The Board of Directors, chaired by Yves René Nanot, met on September 3, 2002, and examined the accounts for the first six months of 2002.

These accounts, which have not been audited, are produced in compliance with the Group's accounting standards. To ensure that the data presented is in coherence with that of the first half 2002, the 2001 data was reprocessed proforma in order to include 50% of our Indian subsidiary Zuari Cement Ltd.

CONSOLIDATED ACCOUNTS

Key figures

(in millions of Euros)	**1st half 2002**	**1st half 2001** Proforma	**Proforma Variation** %	**1st half 2001** Published
Sales	1,442.6	1,385.0	+4.2%	1,402.1
Operating Income	240.6	238.4	+0.9%	242.2
Net Income Group share	80.0	75.5	+6.0%	75.6

BUSINESS TRENDS

Group sales of the first half of 2002 reached 1,442.6 million Euros, up 4.2% compared to the first half of 2001 (**+1.6% on a like for like basis**).

The activity remains satisfactory in Europe. The developing countries, apart from Turkey which shows no signs of improvement, are experiencing an increase in their activity, but are facing in the case of Thailand and India a situation of stiff competition resulting in a price drop. The American market decreased in the first half.

A satisfactory improvement in sales prices, except in Asia, has compensated an increase in operational costs, partly due to the exceptional events which had significantly impacted the first quarter.

.../...

The Group maintained its cautious policy regarding the evaluation of risks and disputes, which resulted in an increase in the extraordinary charges.

Financial costs are down in spite of a slight increase in average indebtedness.

Net income is slightly increasing.

PARENT COMPANY

Ciments Français S.A. net income amounted to 31.3 millions Euros at 30 June 2002 (70.7 millions Euros at 30 June 2001).

OUTLOOK

In a highly uncertain economic climate, the recent trends are expected to continue over the second half. However, the Group will strive to maintain an equivalent level of results.

Visit our web sites:

Ciments Français: www.cimfra.com
Italcementi: http://www.italcementi-group.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel: +33(0)1 42 91 75 00
Fax: +33(0)1 47 76 11 35

Ciments Français
Italcementi Group

CIMENTS FRANCAIS ANNOUNCES A SUCCESSFUL CLOSING OF THE TENDER OFFER FOR THE SHARES OF ITS GREEK SUBSIDIARY HALYPS BUILDING MATERIALS AND FUTURE DELISTING FROM THE ATHENS STOCK EXCHANGE.

Paris, September 5th 2002 - CIMENTS FRANÇAIS – a unit of ITALCEMENTI GROUP- announced the results of the tender offer, which run from July 15th until September 2nd for the ordinary shares of its subsidiary HALYPS BUILDING MATERIALS quoted on the Athens stock exchange.

808,139 ordinary shares have been brought to the offer. CIMENTS FRANÇAIS also acquired 27,849 shares sold at an auction of non dematerialized shares held from June 26th until June 29th; the total ordinary shares acquired stands at 835,988 which raises CIMENTS FRANÇAIS' shareholding to 18,442,965 shares i.e 99.25% of the ordinary share capital as of 2nd september.

Additionnaly, CIMENTS FRANÇAIS acquired 207,902 preferred shares on the market as well as 7,977 shares sold at an auction of non dematerialized shares held on June 26th; the total preferred shares acquired stands at 215,879 which raises CIMENTS FRANÇAIS' shareholding to 2,857,498 shares i.e 95,84% of the preferred share capital as of 2nd september.

CIMENTS FRANÇAIS announced that, owning more than 95% of both classes of shares, it will initiate the procedure for delisting of the HALYPS shares from the Greek stock exchange.

CIMENTS FRANÇAIS also announced that it will continue acquiring on the market ordinary and preferred HALYPS shares at a maximum price of € 9 per ordinary or preferred share until the effective delisting from the Athens' stock exchange.

HALYPS is the third Greek cement manufacturer after HERAKLES and TITAN. It operates a cement plant in Aspropyrgos on the Athens to Corinth road, as well as an aggregates quarry and owns a distribution subsidiary in Albania. In 2001, HALYPS had consolidated revenues of 68.9 million euros for a net income of 10.8 million euros.

ITALCEMENTI GROUP, together with its subsidiary CIMENTS FRANÇAIS, is the 5th largest cement producer in the world ; it has more than 17,000 employees and operates in 15 countries. In 2001, its consolidated revenues reached 4,063 million euros.

Internet :
Ciments Français : http://www.cimfra.com
Italcementi : http://www.italcementi-group.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 47 76 11 35